Ex. h.3

[COLUMBIA THREADNEEDLE/CWAM LETTERHEAD]

May 1, 2020

Columbia Acorn Trust

Wanger Advisors Trust

71 S. Wacker Drive

Suite 2500

Chicago, Illinois 60606

Ladies and Gentlemen:

Columbia Wanger Asset Management, LLC (“CWAM”) hereby contractually undertakes, for the term specified below, with respect to (i) Columbia Acorn Select (a “Fund”), a series of Columbia Acorn Trust (“CAT”), to waive 21 basis points of the Fund’s advisory fee otherwise payable to CWAM under the CAT investment advisory agreement, and (ii) Wanger Select (a “Fund”), a series of Wanger Advisors Trust (“WAT”), to waive 20 basis points of the Fund’s advisory fee otherwise payable to CWAM under the WAT investment advisory agreement.

This undertaking will be in effect from May 1, 2020 through April 30, 2021, unless otherwise agreed to in writing by CWAM and the Boards of Trustees of CAT and WAT. When determining whether a Fund’s total expenses exceed any applicable expense cap under another contractual or voluntary fee waiver or expense reimbursement arrangement between a Fund and CWAM or its affiliates, the Fund’s net advisory fee (that is, the advisory fee payable after application of the advisory fee waiver established hereby) will be used to calculate the Fund’s total expenses.

CWAM acknowledges and agrees that it shall not be entitled to collect on or make a claim for waived fees that are the subject of this undertaking at any time in the future.

Very truly yours,

COLUMBIA WANGER ASSET MANAGEMENT, LLC

By:	/s/ John Kunka
Name: John Kunka
Title: Chief Financial Officer

Agreed and accepted by

COLUMBIA ACORN TRUST, on behalf of its series Columbia Acorn Select

WANGER ADVISORS TRUST, on behalf of its series Wanger Select

By:	/s/ Louis Mendes
Name: Louis Mendes
Title: Co-President